NO ACT

PE
1-29-10

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

10011173

March 30, 2010

Nick G. Holcombe
Corporate Counsel – Securities
Caterpillar Inc.
100 N.E. Adams Street
Peoria, IL 61629

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-30-10

Re: Caterpillar Inc.
Incoming letter dated January 29, 2010

Dear Mr. Holcombe:

This is in response to your letters dated January 29, 2010 and March 29, 2010 concerning the shareholder proposal submitted to Caterpillar by John Chevedden. We also have received a letter from the proponent dated February 2, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 30, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Caterpillar Inc.
Incoming letter dated January 29, 2010

The proposal requests that the board take the steps necessary so that each shareholder voting requirement in the company's charter and bylaws that calls for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal to the fullest extent permitted by law.

There appears to be some basis for your view that Caterpillar may exclude the proposal under rule 14a-8(i)(9). You indicate that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by Caterpillar seeking approval of amendments to Caterpillar's certificate of incorporation and bylaws. You also represent that the proposal would directly conflict with Caterpillar's proposal. You indicate that inclusion of both proposals in Caterpillar's proxy materials would lead to inconsistent and ambiguous results if both proposals were approved. Accordingly, we will not recommend enforcement action to the Commission if Caterpillar omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Jessica S. Kane
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

CATERPILLAR

Nick G. Holcombe
Corporate Counsel - Securities
100 N.E. Adams St.
Peoria, Illinois 61629
(309) 675-1898 (office)
(309) 494-1467 (fax)
Holcombe_Nick_G@cat.com

1934 Act/Rule 14a-8

March 29, 2010

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Caterpillar Inc. ("**Caterpillar**") – Stockholder Proposal submitted by John Chevedden

Ladies and Gentlemen:

Reference is made to our letter to the Securities and Exchange Commission (the "**Commission**"), dated January 29, 2010 (the "**No-Action Letter**"), regarding John Chevedden's (the "**Proponent**") stockholder proposal to eliminate Caterpillar's supermajority voting provisions and our telephone conversation with the Commission staff on March 29, 2010.

We hereby confirm that Caterpillar intends to include a company proposal that directly conflicts with the Proponent's proposal in our 2010 proxy statement.

We respectfully request that the Commission staff confirm that it will take no action if Caterpillar omits the Proponent's proposal from its 2010 proxy statement.

Please contact me at (309) 675-1898 if you have any further questions regarding this matter.

Sincerely,

Nick G. Holcombe
Corporate Counsel – Securities

cc: John Chevedden via email

1193926-3

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 2, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 John Chevedden's Rule 14a-8 Proposal
Caterpillar Inc. (CAT)
Simple Majority Vote Topic

Ladies and Gentlemen:

This responds to the January 29, 2010 request of 9-pages to block this rule 14a-8 proposal.

The company has failed to establish that the intent of rule 14a-8(i)(9) was to block rule 14a-8 proposals that took the initiative on a particular topic that the company had no interest in and even opposed in its 2009 definitive proxy.

It is a misuse of rule 14a-8(i)(9) to make it a tool to block a rule 14a-8 proposal that took the initiative on a particular topic that the company had no interest in and even opposed in its 2009 definitive proxy. The company has misused rule 14a-8(i)(9) by displacing a strong rule 14a-8 proposal with a weak shadow of a company proposal on the same topic.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy.

Sincerely,

John Chevedden

cc: Nick Holcombe <Holcombe_Nick_G@cat.com>

[CAT: Rule 14a-8 Proposal, December 9, 2009]

3 [Number to be assigned by the company] – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal to the fullest extent permitted by law. This includes each 75% supermajority provision in our charter and/or bylaws.

We gave 57%-support to our 2009 shareholder proposal on this same topic. This proposal topic also won from 74% to 88% support at these companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay with $17 million for our CEO James Owens. Mr. Owens received $7.5 million in options in 2008. The use of options raised concern over the link between executive pay and company performance since small increases in our company's share price can result in large financial gains. Mr. Owens also received $2.9 million in pension benefits in 2008. Compare this to the pensions of some of our 110,000 employees.

Our company's long-term incentive plan paid out on sub-median performance; executives received between 50% and 99.99% of targeted payout even if our company's relative PPS growth performance ranked at the bottom 25th percentile of peer companies.

Seven of our directors (on our unwieldy board of 15) were long-tenured with 11 to 16-years board service (independence concern). Moreover, these long-tenured directors held controlling majorities and/or chairmanships on all standing board key committees.

Two directors were "Flagged (Problem) Directors" according to The Corporate Library: Frank Blount (our Lead Director no less) due to his involvement with the Entergy Corporation bankruptcy and David Goode due to his involvement with the Delta Air Lines bankruptcy. Juan Gallardo received by far our most withheld votes – 17%.

We had no shareholder right to ratify executive pay, act by written consent, to call a special meeting, to annual election of each director, an independent chairman or cumulative voting. Our directors can be reelected if their negative vote is 400 million to one – against. Shareholder proposals to address all or some of these topics received majority votes at other companies and would be excellent topics for our next annual meeting.

Our directors still had a $1 million gift plan – conflict of interest concern. Our directors made us wait two months to learn that two items won more than 57%-support at our 2009 annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

CATERPILLAR

Nick G. Holcombe
Corporate Counsel - Securities
100 N.E. Adams St.
Peoria, Illinois 61629
(309) 675-1898 (office)
(309) 494-1467 (fax)
Holcombe_Nick_G@cat.com

1934 Act/Rule 14a-8

January 29, 2010

Via Electronic Mail

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Caterpillar Inc. – Stockholder Proposal submitted by John Chevedden

Ladies and Gentlemen:

This letter is submitted by Caterpillar Inc., a Delaware corporation ("**Caterpillar**" or the "**Company**") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to notify the Securities and Exchange Commission (the "**Commission**") of Caterpillar's intention to exclude from its proxy materials for its 2010 Annual Meeting of Stockholders (the "**Annual Meeting**") a stockholder proposal (the "**Proposal**") submitted by John Chevedden (the "**Proponent**") and received by Caterpillar on December 9, 2009. Caterpillar requests confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") will not recommend enforcement action be taken if Caterpillar excludes the Proposal from its Annual Meeting proxy materials (collectively, the "**2010 Proxy Materials**") for the reasons set forth below.

THE PROPOSAL

The Proposal requests that the Board of Directors of the Company (the "**Board**"):

"take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal to the fullest extent permitted by law. This includes each 75% supermajority provision in our charter and/or bylaws."

A copy of the Proposal and supporting statement, as well as any related correspondence from the Proponent, is attached to this letter as Exhibit A.

Caterpillar intends to file its definitive proxy materials for the Annual Meeting on or about April 19, 2010. Pursuant to Staff Legal Bulletin No. 14D, (November 7, 2008), this letter is being submitted via email to *shareholderproposals@sec.gov*. A copy of this letter and its exhibits will also be sent to the Proponent.

BASIS FOR EXCLUSION

The Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with a proposal by the Company.

DISCUSSION

The Proposal May Be Excluded Under Rule 14a-8(i)(9) Because it Conflicts with a Company Proposal to Be Submitted to Stockholders at the 2010 Annual Meeting.

A. Background

The Proponent submitted the Proposal to the Company seeking to create a "majority of the votes cast for or against" voting standard for all shareholder voting requirements in the Company's Restated Certificate of Incorporation (the "**Certificate**") and its Bylaws (the "**Bylaws**") that currently call for a greater than simple majority vote. The Proposal implicates three supermajority voting requirements in the Certificate and one such provision in the Bylaws (the "**Supermajority Provisions**"). The Supermajority Provisions are set forth below.

The Company intends to present a proposal in the 2010 Proxy Materials to amend the Supermajority Provisions (the "**Company Proposal**") to create a "majority of outstanding shares" voting standard for the Supermajority Provisions. Approval of the Company Proposal and related amendments by the Company's Board is expected at a Board meeting to be held on April 14, 2010. If for any reason the Board does not approve the amendments to the Certificate and Bylaws listed below prior to the 2010 Annual Meeting of Stockholders, or does not authorize inclusion of the Company Proposal in the 2010 Proxy Materials, the Company will include the Proposal and supporting statement in its 2010 Proxy Materials.

The Supermajority Provisions, and the proposed amendments thereto, are as follows:

- *Amendment of the Certificate of Incorporation*

  Current: Article Eighth of the Certificate requires the affirmative vote of not less than 75% of the total voting power of all outstanding shares of stock of the Company entitled to vote generally in the election of directors, voting together as a single class, to amend Articles Fifth, Sixth, Seventh, or Eighth of the Certificate.

Proposed: The Company intends to propose an amendment to reduce this voting requirement to a majority of such shares then outstanding, voting together as a single class.

- *Removal of Directors (Certificate)*

Current: Article Sixth of the Certificate requires the affirmative vote of the holders of not less than 75% of the outstanding stock of the Company entitled to vote generally in the election of directors, voting together as a single class, to remove a member of the Board without cause.

Proposed: The Company intends to propose an amendment to reduce this voting requirement to a majority of outstanding stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

- *Amendment of Bylaws*

Current: Article Fifth of the Certificate requires the affirmative vote of the holders of not less than 75% of the outstanding stock of the Company entitled to vote generally in the election of directors, voting together as a single class, to amend Sections 1(b)(ii), 1(c) and 3(e) of Article II, and Section 1 of Article III of the Bylaws.

Proposed: The Company intends to propose an amendment to reduce this voting requirement to a majority of outstanding stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

- *Removal of Directors (Bylaws)*

Current: Article III, Section 1(e) of the Bylaws requires the affirmative vote of the holders of not less than 75% of the outstanding stock of the Company entitled to vote generally in the election of directors, voting together as a single class, to remove a member of the Board without cause. As noted above, amendment of this provision itself requires the consent of the stockholders of the Company.

Proposed: The Company intends to propose an amendment to reduce this voting requirement to a majority of outstanding stock of the Company entitled to vote generally in the election of directors, voting together as a single class.

B. Analysis

The Proposal may be excluded under Rule 14a-8(i)(9) because it directly conflicts with a proposal by the Company. Rule 14a-8(i)(9) provides that a shareholder proposal may be omitted from a company's proxy statement if the proposal "directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." In amending Rule 14a-8(i)(9), the Commission clarified that it did "not intend to imply that proposals must be identical in scope or focus for the exclusion to be available." Exchange Act Release No. 34-40018, n.27 (May 21, 1998).

The Staff has consistently granted no-action relief in reliance on Rule 14a-8(i)(9) and its predecessor, Rule 14a-8(c)(9), with respect to proposals in which votes on both the shareholder proposal and the company's proposal could lead to an inconsistent, ambiguous or inconclusive result. Recently, in response to a no-action request from *The Walt Disney Company* (November 16, 2009) ("**Disney**"), the Staff concurred in excluding a shareholder proposal (the "**Disney Shareholder Proposal**") (substantially similar to the Proposal received by the Company), based on Disney's expressed intent to present a management proposal to the shareholders reducing the voting standards from a supermajority of shares outstanding to a lower percentage of shares outstanding (the "**Disney Management Proposal**").

In the case of Disney, the Disney Shareholder Proposal requested that the board of directors take the steps necessary for each charter and bylaw voting requirement calling for a greater than simple majority vote be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. In response, Disney expressed its intent to present the Disney Management Proposal to shareholders to amend each of the charter provisions implicated by the Disney Shareholder Proposal. However, the Disney Management Proposal sought to change the voting standards to a lower number of shares outstanding and not to voting standards based on the number of votes cast for and against as set forth in the Disney Shareholder Proposal.

Disney explained that if the Disney Shareholder Proposal was included in the proxy statement, the results of the votes on the Disney Shareholder Proposal and the Disney Management Proposal could yield inconsistent, ambiguous or inconclusive results. In concurring with Disney's position, the Staff permitted exclusion of the Disney Shareholder Proposal under Rule 14a-8(i)(9) because the "proposal and matters to be sponsored by Disney present alternative and conflicting decisions for shareholders and that submitting all of the proposals to a vote could provide inconsistent results." *See also, Best Buy Co., Inc.* (April 17, 2009); *H.J. Heinz Co.* (April 23, 2007); *AOL Time Warner, Inc.* (March 3, 2003); *First Niagara Financial Group, Inc.* (March 7, 2002); *Osteotech, Inc.* (April 24, 2000); *Gabelli Equity Trust* (March 15, 1993); and *Fitchburg Gas and Electric Co.* (July 30, 1991).

Similarly, if the Proposal is included in the Company's 2010 Proxy Materials, an affirmative vote on both the Proposal and the Company Proposal would lead to an inconsistent and ambiguous mandate from the Company's shareholders, in contravention of Rule 14a-8(i)(9). The Proposal requests that the Company's Board take the steps necessary to reduce charter and bylaw voting requirements that call for "a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal to the fullest extent permitted by law." As discussed above, the Company has expressed its intent to present a proposal to its shareholders that would amend the Supermajority Provisions that are implicated by the Proposal. However, the Company has proposed an approach that is different from that suggested by the Proposal. In particular, the Proposal would directly conflict with the Company Proposal because, for example, the Company Proposal calls for a voting standard based on the number of shares outstanding, whereas the Proposal calls for a voting standard based on the number of votes cast for and against. As a result, in the event of an affirmative vote on both the Proposal and the Company Proposal, the Company would be unable to determine the voting standard that its shareholders intended to support.

Including the Proposal in the Company's 2010 Proxy Materials could also result in inconsistent, ambiguous or inconclusive voting results due to the supermajority votes currently required to amend the Supermajority Provisions. For example, if the Proposal receives a majority of votes cast and the Company Proposal fails to receive the requisite supermajority vote to be adopted, it would not be clear, with regard to the failed Company Proposal, whether (a) the Company should, nevertheless, take steps to implement the Proposal by submitting amendments conforming to the Proposal at the next shareholders meeting or (b) the Company should conclude that it presented shareholders with the opportunity to vote on reducing the Supermajority Provisions and that it would be futile to submit any further amendments conforming to the Proposal at the next shareholders meeting.

For the foregoing reasons, the Company believes that it may properly exclude the Proposal from the 2010 Proxy Materials under Rule 14a-8(i)(9).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company omits the Proposal from its 2010 Proxy Materials. Please contact the undersigned at (309) 675-1898 if you have any questions regarding this matter. The Company respectfully requests that the Staff send a copy of its response to this no-action request by facsimile to the Company at (309) 494-1467 and to the Proponent via email at
*** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Nick G. Holcombe
Corporate Counsel – Securities

Enclosures

cc: John Chevedden via email

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***

Mr. James W. Owens
Chairman
Caterpillar Inc. (CAT)
100 NE Adams Street
Peoria, IL 61629

Rule 14a-8 Proposal

Dear Mr. Owens,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to *** FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

John Chevedden
Rule 14a-8 Proposal Proponent since 1996

December 9, 2019
Date

cc: James B. Buda <Buda_James_B@cat.com>
Corporate Secretary
PH: 309-675-1094
FX: 309-675-6620
Joni Funk <funkjj@cat.com>
FX: 309-494-1467

[CAT: Rule 14a-8 Proposal, December 9, 2009]

3 [Number to be assigned by the company] – Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against the proposal to the fullest extent permitted by law. This includes each 75% supermajority provision in our charter and/or bylaws.

We gave 57%-support to our 2009 shareholder proposal on this same topic. This proposal topic also won from 74% to 88% support at these companies in 2009: Weyerhaeuser (WY), Alcoa (AA), Waste Management (WM), Goldman Sachs (GS), FirstEnergy (FE), McGraw-Hill (MHP) and Macy's (M). The proponents included Nick Rossi, William Steiner, James McRitchie and Ray T. Chevedden.

The merit of this Simple Majority Vote proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay with $17 million for our CEO James Owens. Mr. Owens received $7.5 million in options in 2008. The use of options raised concern over the link between executive pay and company performance since small increases in our company's share price can result in large financial gains. Mr. Owens also received $2.9 million in pension benefits in 2008. Compare this to the pensions of some of our 110,000 employees.

Our company's long-term incentive plan paid out on sub-median performance; executives received between 50% and 99.99% of targeted payout even if our company's relative PPS growth performance ranked at the bottom 25th percentile of peer companies.

Seven of our directors (on our unwieldy board of 15) were long-tenured with 11 to 16-years board service (independence concern). Moreover, these long-tenured directors held controlling majorities and/or chairmanships on all standing board key committees.

Two directors were "Flagged (Problem) Directors" according to The Corporate Library: Frank Blount (our Lead Director no less) due to his involvement with the Entergy Corporation bankruptcy and David Goode due to his involvement with the Delta Air Lines bankruptcy. Juan Gallardo received by far our most withheld votes – 17%.

We had no shareholder right to ratify executive pay, act by written consent, to call a special meeting, to annual election of each director, an independent chairman or cumulative voting. Our directors can be reelected if their negative vote is 400 million to one – against. Shareholder proposals to address all or some of these topics received majority votes at other companies and would be excellent topics for our next annual meeting.

Our directors still had a $1 million gift plan – conflict of interest concern. Our directors made us wait two months to learn that two items won more than 57%-support at our 2009 annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal: Adopt Simple Majority Vote – Yes on 3. [Number to be assigned by the company]

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***